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ACQUISITION OF QUEST NATIONAL TAX-EXEMPT FUND

On November 24, 1995, Oppenheimer Tax-Free Bond Fund acquired all of the net assets of Quest National Tax-Exempt Fund, pursuant to an Agreement and Plan of Reorganization approved by the Quest National Tax-Exempt Fund shareholders on November 16, 1995. The Fund issued 7,276,353 shares of beneficial interest, valued at $71,599,310, in exchange for the net assets, resulting in combined net assets of $711,397,113 on November 24, 1995. The net assets acquired included net unrealized appreciation of $3,756,263. The exchange was tax-free.